AIMS WORLDWIDE

Washington, D.C.   Tampa   Orlando

AIMS Interactive, Inc.        Prime Time Broadband       Harrell, Woodcock, & Linkletter

July 13, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Attn.:  David R. Humphrey, Branch Chief

Washington, D.C. 20549

202-551-3211

202-551-3304 (Amy Geddes)

Re:

AIMS Worldwide, Inc.

Form 10-KSB for the year ended December 31, 2004

Form 10-QSB for the quarterly period ended June 30, 2005

Commission File Number: 333-86711

Via EDGAR

Dear Mr. Humphrey:

Please see the following responses (in boldface) to your inquiry of October 26, 2005:

* * * * * * * * * * * * * * * * *

Note 1: Organization, Basis of Presentation, and Significant Accounting Policies

Revenue Recognition, page 28

1.

Refer to our previous comment 4.  Supplementally explain to us the literature you relied upon in reaching the conclusion that net treatment of reimbursed expenses was appropriate.  In your response, tell us what consideration was given to the guidance in EITF 01-14.

The agreement was with a related party and included both expenses incurred at the direction of the related party and expenses incurred from and paid to the related party.  There were no payments to any outside third parties.  Relying on SAB 101 with these interactions, the relationship more closely resembled an agency relationship than a contractor relationship.  We understand that EITF 01-14 does not apply since there were only minimal "out of pocket" expenses involved.  We believe that recording only the unreimbursed billings properly reflected our activity and our revenue.  The agreement ended in 2004.

Note 2: Related Party Transactions, page 29

2.

We note from your response to our previous comments 7 and 8 that you have taken a 33% discount off the market price of your common stock.  It appears that this discount, given the restrictions in place on your common stock, is excessive.  As such, please reperform your analysis of the financial impact of this transaction. If you feel there are additional measures supporting $0.62 as the appropriate market value for the stock exchanged in this transaction, supplementally explain how these measures were identified and why you feel they are appropriate.  We may have further comment on your response.

A significant number of shares were issued in each of the transactions referenced in previous comments 7 and 8, substantially all to company officers or directors.  Our common stock trades sporadically, in small volumes and at sometimes volatile prices.  We believe the 33% discount is appropriate considering this uncertain market, the 144 restrictions and the additional restrictions placed on shares held by company officers and directors.

3.

Refer to our previous comment 8.  Please revise your disclosure to include the facts and circumstances surrounding the extinguishment of debt as discussed in your response to our previous comment 8.

We will revise our disclosure in future filings in accordance with instructions in the first paragraph of your letter and to include the following from our response to previous comment 8, which we feel fully describes the facts and circumstances surrounding the transaction:

"The number of shares exchanged was 1,206,220 for the extinguishments of $1,326,853 of outstanding debt and accrued interest. The number of shares to be issued and the amount of debt to be extinguished were determined as part of the negotiation of the acquisition of ATB.  Per agreement, the debt was to be extinguished by issuing stock valued at 110% of the current market price, or $1.10 per share based on the market price of $1.00 per share on June 25, 2004.  Because the stock to be issued would be restricted for two years under rule 144, we determined fair value of the common stock to be $0.67 per share by deducting a 33% discount from market price.  The difference of $0.43 per share between the agreed price and fair value resulted in a gain from the extinguishments of debt of $518,675 that was recorded as a capital transaction because the transaction was between related parties.  The total of the fair value of the stock issued and the gain on the extinguishments of debt, a total of $1,326,853 was added to paid-in capital."

Form 10-QSB for the Quarterly Period Ended June 30, 2005

4.

Please confirm to us that the contracts discussed in response to our comment 12 make up the "renewable customer base" discussed in your response to our previous comment 10.  If these are separate, please explain to us why you have not assigned a value to these relationships as well as it appears the renewable nature of these contracts impacts both the current earnings value of operations and the earnings potential of future operations, and they meet the definition of an intangible asset as described in SFAS 142.

2

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

These are not separate - we are speaking of the same business and the same contracts in previous comments 10, 12, and 13.

5.

Your response to our prior comment 11 appears to address only the reasons why you wished to acquire HW&L, and not the manner in which the amount of consideration was determined.  As such, supplementally explain to us how the consideration of 500,000 shares of common stock with assumption and/or payment of certain liabilities was negotiated or determined.  We may have further comment on your response.

The consideration was determined by arms-length negotiation with the shareholders of HW&L.  Based on their (HWL) training and experience, after extensive discussion and negotiation with the shareholders of HW&L, our officers and directors determined that the amount of consideration required by the shareholders of HW&L to agree to the combination was reasonable.

6.

As a related matter, we note that you have allocated the entire purchase price of HW&L to goodwill. Please note that, according to paragraph A14(a)(l) of appendix A to SFAS 141, trade names are considered intangible assets.  As such, please reclassify the trade name acquired to intangible assets and assign this asset a useful life.  Your response should include a discussion of how you determined the useful life associated with this asset, and your assessment of the impact on earnings on a quarter by quarter basis since the acquisition.

Although we labeled HW&L as a "marquis name" in our previous response, the HW&L name is not a trade name that would fall under the requirement of SFAS 141; it was only used to describe the company/name and is not related to a particular product or enterprise.

The value we identified in this acquisition is the assignment of two contracts (Letters of Intent) obtained via the transaction - our auditor, Mr. Sam Cordovano, spoke with Ms. Geddes to clarify the comment, and, as a result, we have recognized the value of the two Letters of Intent on our balance sheet and are amortizing that value over their expected life (four years) as noted in our 12/31/05 Form 10-K.

7.

Refer to our previous comments 10, 12, and 13.  We note that you determined the primary value of the acquisition was the earnings value of operations in place and the earnings potential of operations in place.  We also note there appears to be several types of contracts and customer lists acquired as part of the PTC acquisition, and then may currently or potentially contribute to earnings.  Supplementally list each type of contract that was acquired in the Prime Time Cable acquisition, the remaining terms or range of remaining terms, and why you feel the fair value of such arrangements would not qualify as an intangible asset.  If you conclude that it should be classified as an intangible asset, supplementally explain to us how you determined its useful life, and revise your financial statements to include the disclosures required by paragraphs 42-47 of SFAS 142.

For clarification purposes, please understand that there are three party classifications involved:

1.

Prime Time Broadband, which has only operating contracts acquired via the acquisition, with limited liability corporations (LLCs).

3

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

2.

LLCs, whose customers are developers and homeowners associations.

3.

Developers and Homeowners Associations, whose cable systems and services are provided by the LLCs (not Prime Time Broadband).

Prime Time Broadband has an equity interest in the LLCs; in addition, in an operational capacity, Prime Time Broadband is a vendor to the LLCs.  When an LLC exists, Prime Time Broadband has no direct business relationship with the developers or the homeowners associations.  Prime Time Broadband does, however, wholly-own a private cable system and is depreciating its assets on a 10 year, straight line basis.  However, there is no long-term operating contract in place at this property

Additionally, Prime Time Broadband also provides technical and management services to additional private cable systems owned by third parties on an as needed basis.

We believe these do not qualify as intangible assets because of their ongoing, repetitive nature.

8.

As a related matter, supplementally explain to us why you have included the non-compete agreement cited in your response to our previous comment 13 in goodwill and not intangible assets.  Your response should include your assessment of fair value and the material terms of the non-compete agreement, included expiration date.  We may have further comment on your response.

The non-compete agreement is reflected separately, net of amortization, on the balance sheet dated June 30, 2005.  By oversight, it was not listed separately in the Note B disclosure.  We will update the disclosure in the next filing to indicate the $50,000 agreed value and the five year term. The non-compete agreement is for a period of five years, for the continent of North America, and excludes any connection with any company in a similar industry.

* * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review.  Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

4

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO

Please contact me with any further questions you may have.

Sincerely,

/s/ Patrick J. Summers

Patrick J. Summers

CFO and Controller

5

Patrick J. Summers, CFO and Controller

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com